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Exhibit 21.1

SUBSIDIARIES OF EXCO RESOURCES, INC.

Entity Name	State or Province of Incorporation
Addison Energy Inc.	Alberta, Canada
EXCO Investment I, LLC	Delaware
EXCO Investment II, LLC	Delaware
EXCO Operating, LP	Delaware
Taurus Acquisition, Inc.	Texas
North Coast Energy, Inc.	Delaware
North Coast Energy Eastern, Inc. (a subsidiary of North Coast Energy, Inc.)	Delaware

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  Exhibit 21.1
SUBSIDIARIES OF EXCO RESOURCES, INC.